EXHIBIT 99.1

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2010	2009
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$19,410	$23,447
Security deposits (note 3)	250	250
Accounts receivable and other	6,785	7,972
Income taxes receivable	666	681
Prepaid expenses	9,795	9,426
	36,906	41,776

User funds held on deposit	7,777	7,929
Future income taxes	1,305	1,549
Capital assets	7,236	7,774
Intangible assets (note 4)	4,182	4,342
	57,406	63,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	12,035	13,156
Income taxes payable	796	2,157
	12,831	15,313

User funds held on deposit	7,777	7,929
Future income taxes	370	384
	20,978	23,626

Minority interest (note 5)	2,646	2,948

Shareholders' equity:
Share capital (note 7)	33,977	33,916
Stock options	7,805	7,633
Deficit	(8,000)	(4,753)
	33,782	36,796

	$57,406	$63,370

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

	For the three months
	ended March 31,
	2010	2009

Revenue	$7,641	$10,134
Expenses
Operating	8,086	8,199
General and administrative	2,178	3,124
Reorganization (note 13)	29	532
Finance	15	21
Amortization	740	1,305
	11,048	13,181

Loss before undernoted	(3,407)	(3,047)
Interest income	42	171

Loss before income taxes and minority interest	(3,365)	(2,876)

Income taxes:
Current	(107)	(160)
Future	230	(1,342)
	123	(1,502)

Loss before minority interest	(3,488)	(1,374)

Minority interest (note 5)	(241)	(78)

Loss and comprehensive loss	$(3,247)	$(1,296)

Loss per common share (note 9)
Basic	$(0.25)	$(0.10)
Diluted	$(0.25)	$(0.10)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT)/RETAINED EARNINGS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31,
	2010	2009
(Deficit)/Retained earnings, beginning of period	$(4,753)	$32,032
Loss	(3,247)	(1,296)
(Deficit)/Retained earnings, end of period	$(8,000)	$30,736

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months
	ended March 31,
	2010	2009
Cash flows from (used in):

Operating activities:
Loss	$(3,247)	$(1,296)
Adjustments to reconcile loss to cash provided by (used in) operating activities:

Amortization	740	1,305
Unrealized gain on forward contract	(72)	(127)
Reorganization expense	29	532
Future income taxes	230	(1,342)
Minority interest	(241)	(78)
Stock options	172	321
	(2,389)	(685)
Change in operating assets and liabilities:
Accounts receivable and other	1,187	(750)
Prepaid expenses	(296)	(300)
Accounts payable and accrued liabilities	(1,150)	(2,778)
Income taxes payable	(1,346)	(203)
	(3,994)	(4,716)

Financing activities:	—	—

Investing activities:
Purchase of capital assets	(43)	(116)
Purchase of other investments	—	(200)
Decrease in restricted cash	—	2,175
	(43)	1,859

Decrease in cash and cash equivalents	(4,037)	(2,857)

Cash and cash equivalents, beginning of period	23,447	36,348

Cash and cash equivalents, end of period	$19,410	$33,491

The accompanying notes are an integral part of the consolidated interim financial statements.

1.	Basis of presentation and reorganization

These interim unaudited consolidated financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

These interim unaudited consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of CryptoLogic Limited for the year ended December 31, 2009. These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2009.

2.	Significant accounting policies

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

In June 2008, the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company intends to adopt IFRS for the accounting period commencing January 1, 2011 and is continuing to assess the financial reporting impacts of the adoption of IFRS. The Company expects financial reporting impacts to the accounting for income taxes, intangible assets and share based payments. However, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

2.	Significant accounting policies (continued)

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is underway, but has not yet been completed and has not yet identified any significant financial statement impacts.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

3.           Security deposits

Security deposits are amounts held by the Company's bank as collateral provided to payment processors that process deposits and credit card transactions.

4.           Intangible assets

In January 2007, the Company acquired the poker brand and the customer list of Parbet.com.  The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list.  The Company also recorded a future income tax liability of $1,308.  At March 31, 2010, the net book value of the intangible assets related to Parbet were $2,116.  The brand name is being amortized over 12 years and the customer list over 5 years.

In August 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition.  At March 31, 2010, the net book value of the intangible assets related to Casino.co.uk were $2,066.  The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years, respectively.

5.	Minority interest

Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  As a result of the Arrangement, a total of 12.6 million and

5.	Minority interest (continued)

1.3 million shares of the Company and CEC were issued, respectively.  No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, these interim unaudited consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in these interim unaudited consolidated financial statements, as required under GAAP.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets.  For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding.  Since June 1, 2007, 328,837 CEC shares have been exchanged for the Company's shares and 21,300 CEC shares were exchanged in the three months ended March 31, 2010.

6.           Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At March 31, 2010 the Company had $33,782 (December 31, 2009: $36,796) shareholders’ equity.  The Company’s capital gives it the financial flexibility to take advantage of opportunities in its markets and consider potential strategic acquisitions.  Historically, the Company has also used its shareholders’ equity to pay dividends and repurchase shares under its normal course issuer bid.

The Company offers stock options to key employees and directors. At March 31, 2010 employees and directors held 517,771 options to purchase common shares of the Company.

The Company has not declared a dividend in the quarter.  While the Company does not expect to declare any dividends in the short term, each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

There were no changes in the Company’s policy for managing capital during the quarter ended March 31, 2010. Neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

7.           Share capital

Authorized:
Unlimited common shares

Issued and outstanding as at March 31, 2010:

	Issued common shares		Contributed
	Shares	Amount	Surplus	Total
	(in thousands)
Balance, December 31, 2009	12,793	$33,848	$68	$33,916

Shares exchanged (a)	21	61	–	61

Balance at March 31, 2010	12,814	$33,909	$68	$33,977

a)
The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited.  As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company.  The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively.  Since June 1, 2007, 328,500 CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at March 31, 2010.  On June 1, 2014, the Company will redeem not less than all of the then outstanding CEC shares.

8.           Stock-based compensation

There were no options issued in the three month period ended 31 March 2010. The weighted average fair value of options granted during the three month period ended March 31, 2010 was $nil (2009: $0.62).

9.           Loss per common share

Loss per share is calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted loss per share.

The loss attributable to the common shares in calculating the basic and diluted loss per share is as follows:

In U.S. dollars (000’s)	For the three months ended March 31,
	2010	2009
Loss attributable to common shares	$(3,247)	$(1,296)
Loss attributable to CEC shares	(241)	(78)
Loss before minority interest	(3,488)	$(1,374)

9.           Loss per common share (continued)

The denominator used in calculating basic and diluted loss per common share is calculated as follows:

	For the three months ended March 31,
	2010	2009

Weighted average number of common shares outstanding – basic	12,801	12,732

Add weighted average impact of CEC shares	1,019	1,088

Total weighted average number of shares outstanding – basic	13,820	13,820

Total weighted average number of shares outstanding –diluted(1)	13,820	13,820

Basic and diluted loss per common share is as follows:

	For the three months ended March 31,
	2010	2009
Loss per common share:
Basic	$(0.25)	$(0.10)
Diluted(1)	$(0.25)	$(0.10)

(1) Potentially dilutive securities for the three month period ended March 31, 2010 and March 31, 2009 are excluded as they would be anti-dilutive due to the recorded loss

10.           Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner.  Fees paid to this firm for the three months ended March 31, 2010 were $6 (2009: $45).

11.	Financial assets and financial liabilities

Financial assets held-for-trading
The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and receivables
Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at March 31, 2010 and December 31, 2009.

11.	Financial assets and financial liabilities (continued)

Financial liabilities recorded at amortized cost
All accounts payable and accrued liabilities and user funds held on deposits are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at March 31, 2010 and December 31, 2009.

Financial assets available-for-sale
Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of loss and comprehensive loss.  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

12.           Financial risk management

(a)    Overview

The Company has exposure to the following risks from its use of financial instruments.
• credit risk
• market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)    Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts Receivable
The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its online poker, casino and Branded Games businesses. The expected growth of Branded Games business and the outsourcing of poker has increased and is expected to increase accounts receivable further as revenue from Branded Games and settlement of player funds between the Company and its poker room operator are collected fifteen days in arrears   Consequently, the Company will have at least one month of Branded Games revenue included in accounts receivable at any balance sheet date.  The amount of player funds to be settled between the Company and its poker room operator fluctuates depending on various factors including poker activity and respective skill of players.

12.           Financial risk management (continued)

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents
The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher.

(c) Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk
The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances. The Company believes that it is to a degree naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at March 31, 2010, approximately 92% of the Company’s financial assets were denominated in its functional currency

Interest Rate Risk
The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at March 31, 2010 was 0.78% (2009: 1.66%).

(d) Quantification of risk exposure: foreign currency risk

At March 31, 2010, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents (000`s)	USD	euro	GBP	Others	Total

Cash and cash equivalents and user funds	25,109	$638	$350	$1,090	$27,187
Accounts receivable and other	2,029	$2,916	$1,550	$290	$6,785
Accounts payable and accrued liabilities	(2,239)	$(2,184)	$(4,436)	$(3,176)	$(12,035)
User funds	(3,146)	$(3,874)	$(757)	$-	$(7,777)
Net balance sheet exposure	21,753	$(2,504)	$(3,293)	$(1,796)	$14,160

12.           Financial risk management (continued)

The exchange rates used in the translation of the balance sheet were:

Month	euro	GBP	CDN

January 2010	1.3867	1.5992	0.9347
February 2010	1.3634	1.5242	0.9512
March 2010	1.3455	1.5072	0.9815

January 2009	1.3087	1.4231	0.8214
February 2009	1.2745	1.4273	0.7991
March 2009	1.3293	1.4319	0.8056

The Company’s revenue exposure for revenue denominated in foreign currencies was substantially as follows:

In U.S. dollar equivalents (000's)	USD	euro	GBP	CDN	Others	Total
Revenue
Three-months ended March 31, 2010	$2,988	$2,142	$2,511	$-	$-	$7,641

Three-months ended March 31, 2009	$2,794	$2,787	$4,553	$-	$-	$10,134

Expenses
Three-months ended March 31, 2010	$91	$3,401	$3,549	$3,914	$93	$11,048

Three-months ended March 31, 2009	$1,274	$4,753	$2,545	$4,457	$152	$13,181

Fair Value Sensitivity Analysis
Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at March 31, 2010 would have decreased the loss by approximately $759. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at March 31, 2010.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.  During the current quarter, the Company recorded a gain of approximately $356 on the revaluation of its Balance Sheet.

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the three-month period ended March 31, 2010 would have decreased net revenue by approximately $465. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

12.           Financial risk management (continued)

Expense Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table for the three-month period ended March 31, 2010 would have decreased expense, and correspondingly decreased losses, by approximately $1,096. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

(e) Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. We are exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location we invest in.

Fair Value Sensitivity Analysis
Interest Income Exposure: A 100 basis point increase in interest rates on average for the three month period ended March 31, 2010 would have would have increased interest income by approximately $54.  This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

13.	Reorganization

In November 2008, the Company announced a plan for reorganization of its business after completing a comprehensive review.  As a result of that review, the Company decided to reduce costs by outsourcing non core activities, including integrating its poker network with one of the world’s leading gaming technology and services companies, transitioning certain functions to lower cost jurisdiction and eliminating certain redundant functions.  In December 2009, the Company expanded its reorganization plan due to continued unfavourable macroeconomic conditions and will outsource additional technology infrastructure activities, consolidate more of its data centre operations and, migrate additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

The following is a summary of the reorganization accrual:

Total reorganization charges incurred in 2008 and 2009	$8,501
Total reorganization payments from inception to December 31,2009	(2,429)
Asset impairments	(3,148)
Included in accounts payable and accrued liabilities at December 31, 2009	$2,924

Total reorganization charges incurred in the three month period ended March 31, 2010	29
Total reorganization payments for the three month period ended March 31, 2010	(158)
Unrealized foreign exchange difference	64
Included in accounts payable and accrued liabilities at March 31, 2010	$2,859

The Company expects reorganization expenses to require an outlay of cash of approximately $5,501, of which $1,629 of consultant fees and $1,029 of employee severance have already been paid as of March 31, 2010.  The plan requires an additional cash outlay of $2,859 consisting primarily of lease termination costs and employee severance.